Exhibit 99.1

JOYY Inc. Announces Transfer of Shares of HUYA Inc. to Tencent

GUANGZHOU, China, August 10, 2020 – JOYY Inc. (Nasdaq: YY) (“JOYY” or the “Company”), a global video-based social media platform, today announced that, JOYY has entered into a definitive share transfer agreement with Linen Investment Limited, a wholly-owned subsidiary of Tencent Holdings Limited (“Tencent”), pursuant to which JOYY will transfer 30,000,000 Class B ordinary shares of HUYA Inc. (NYSE: HUYA) (“Huya”), a leading game live streaming platform in China, to Tencent for an aggregate purchase price of US$810.0 million in cash. The share transfer is subject to customary closing conditions.

About JOYY Inc.

JOYY Inc. is a global social media platform. The Company’s highly engaged users contribute to a vibrant social community by creating, sharing, and enjoying a vast range of entertainment content and activities. JOYY enables users to interact with each other in real time through online live media and offers users a uniquely engaging and immersive entertainment experience. JOYY owns YY Live, a leading live streaming social media platform in China. In addition, JOYY completed the acquisition of Bigo in March 2019. Bigo is a fast-growing global tech company. Headquartered in Singapore, Bigo owns Bigo Live, a leading global live streaming platform outside China; Likee, a leading global short-form video social platform; imo, a global video communication app, and other social applications. JOYY has created an online community for global video and live streaming users. JOYY Inc. was listed on the NASDAQ in November 2012.

Investor Relations Contact
JOYY Inc.
Matthew Zhao
Tel: +86 (20) 8212-0000
Email: IR@YY.com

ICR, Inc.
Jack Wang
Tel: +1 (646) 915-1611
Email: IR@YY.com